FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ]  Check this box if no longer
       subject to Section 16.  Form 4
       or Form 5 obligations may
       continue.  See Instructions 1(b)

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Act of 1940

1.  Name and Address of Reporting Person
     Smith III, Marshall A.
     397 N. Sam Houston Parkway E., Suite 375
     Houston, TX 77060

2.  Issuer Name and Ticker or Trading Symbol
     GulfWest Oil Company
     GULF

3.  IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4.  Statement for Month/Year
     6/00
5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person to Issuer
                      (Check all Applicable)

     (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other

                          President/CEO

                           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ----------------------------------------------------------------------------------- --------------
1.Title of Security         2.Trans    3.Trans-     4.Securities Acquired (A)    5.Amount of     6.Owner-ship   7.Nature of
                              action      action       or Disposed of (D)           Securities      Form:          Indirect
                               Date       Code                                      Beneficially    Direct         Beneficial
                                                                                    Owned at End    (D) or         Ownership
                             (Month/                                                of Month        Indirect
                               Day/                                                                 (I)
                              Year)
------------------------    ---------  ------ ---    ---------- -------- -------  ------------    ------------   ---------------
                                        Code   V      Amount    (A) or   Price
                                                                 (D)
------------------------    ---------  ------ ---    ---------- -------- -------  ------------    ------------   ---------------
Common Stock                6/8/00       P              2,626      A        $.75     49,770          D
------------------------    ---------  ------ ---    ---------- -------- -------  ------------    ------------   ---------------
Common Stock(1)             6/8/00       J              3,333      D                                 I              Sons
------------------------    ---------  ------ ---    ---------- -------- -------  ------------    ------------   ---------------
Common Stock                6/8/00       P              2,626      A        $.75       2,959         I              Spouse
------------------------    ---------  ------ ---    ---------- -------- -------  ------------    ------------   ---------------


                             Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------     -----------   ---------  ------------  ----------------------   ------------------  ------------------
1.Title of Derivative       2.Conver-    3.Trans-     4.Trans-     5.Number of Deriv-       6.Date Exer-          7.Title and Amount
Security                       sion or      action       action       ative Securities Ac-     cisable and          of Underlying
                               Exercise     Date         Code         quired (A) or Dis-       Expiration Date      Securities
                               Price        (Month/                   posed of (D)             (Month/Day/
                               of            Day/                                               Year)
                               Deriv-        Year)
                               ative
                               Security

-----------------------     -----------   ---------- ------   ---  ---------- ----------    ---------- -------  ---------- --------
                                                      Code     V      (A)        (D)           Date    Expira-    Title    Amount
                                                                                             Exerci-    tion                 or
                                                                                              sable     Date               Number
                                                                                                                               of
                                                                                                                            Shares
-----------------------     ------------ ---------- -------- --- ---------- ---------- ---------- ---------- ---------- ----------
Employee Options
--------------------------- ------------ ---------- -------- --- ---------- ---------- ---------- ---------- ---------- ----------
Warrants
--------------------------- ------------ ---------- -------- --- ---------- ---------- ---------- ---------- ---------- ----------

------------     -------------     --------------     ---------------
8.Price          9.Number          10.Owner-          11.Na-
   of               of Deriv-          ship               ture
   Deriv-           ative              Form               of In-
   Ative            Secur-             of De-             direct
   Secur-           ities              rivative           Bene-
   ity              Bene-              Secu-              ficial
                    ficially           rity:              Own-
                    Owned              Direct             ership
                    at End             (D) or
                    of                 Indi-
                    Month              Rect (I)
------------     -------------     --------------     ---------------
                    20,000               D
------------     -------------     --------------     ---------------
                   270,000               D
------------     -------------     --------------     ---------------
Explanation of Responses:
(1)  Disclaims beneficial ownership of stock held by adult sons.






                     /s/ Marshall A. Smith III                          4/3/01
                     ---------------------------------------------------------
                     Signature of Reporting Person                      Date